

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

4 April 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



05008268

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 April 2005 in relation to the following for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

I) The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GMBH ("Purchaser") on completion; and

II) The proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the Purchaser on completion.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York



Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 01/04/2005 06:17:39 PM
Reference No OS-050401-62643

Submitting Merchant Bank (if applicable)	:	OSK SECURITIES BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Leona Ng/ Jason Lam
* Designation	:	Senior Manager/ Deputy Manager

* Type : ● Announcement ○ Reply to query

* Subject :

I THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LIPSB");

II THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON COMPLETION ("PROPOSED DISPOSAL OF LSPSB").

(COLLECTIVELY REFERRED TO AS THE "PROPOSED DISPOSALS")

* **Contents :-**

We refer to the announcements made by OSK Securities Bhd ("OSK") on behalf of the Board of Directors ("Board") of Amsteel Corporation Berhad ("Amsteel") on 16 March 2005, 8 March 2005, 2 March 2005, 27 January 2005, 13 December 2004, 9 December 2004 and 9 November 2004 in relation to the above matter.

On behalf of the Board of Amsteel, OSK wishes to announce that the Purchaser had vide their letters dated 31 March 2005:-.

(i) accepted Amsteel's request for a further extension of the Cut-Off Date (as defined in each of the Share Sale and Purchase Agreements dated 8 November 2004 in respect of the Proposed Disposal of LIPSB ("LIPSB SPA") and the Proposed Disposal of LSPSB ("LSPSB SPA") respectively) from 6 April 2005 to 31 May 2005 for fulfillment of all the conditions precedent for both the Proposed Disposal of LIPSB and the Proposed Disposal of LSPSB;

(ii) agreed to waive the condition that the completion of the Proposed Disposal of LIPSB is conditional upon the simultaneous completion of the Proposed Disposal of LSPSB and that the parties to the LIPSB SPA shall complete the Proposed Disposal of LIPSB upon fulfillment of all the conditions precedent and of all warranties contained in the LIPSB SPA; and

(iii) agreed to waive the condition that the completion of the Proposed Disposal of LSPSB is conditional upon the simultaneous completion of the Proposed Disposal of LIPSB and that the parties to the LSPSB SPA shall complete the Proposed Disposal of LSPSB upon fulfillment of all the conditions precedent and of all warranties contained in the LSPSB SPA.

As at the date of this Announcement, the Proposed Disposals are subject to the approval being received from the shareholders of Amsteel.

This announcement is dated 1 April 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:
